Exhibit 23–(a)

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sprint Corporation:

We consent to the incorporation by reference in the Registration Statement (No. 33-59326) on Form S-8 of Sprint Corporation of our report, dated June 27, 2005, relating to the statement of net assets available for participants of the Centel Retirement Savings Plan for Bargaining Unit Employees as of December 31, 2004, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule of assets held for investment purposes, which report is included herein.

/s/ KPMG LLP
KPMG LLP

Kansas City, Missouri

June 27, 2005